Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201

May 10, 2005

069932.0106

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Ms. Lily Dang Division of Corporation Finance

Re:	Form 10-K of Crosstex Energy, L.P. for the fiscal year ended December 31, 2004, File No. 000-50067

Dear Ms. Dang:

      Reference is made to the Securities and Exchange Commission (“SEC”) letter dated May 9, 2005 (the “SEC Letter”) regarding the SEC’s comments to the Annual Report on Form 10-K of Crosstex Energy, L.P. (the “Registrant”) for the fiscal year ended December 31, 2004, File No. 000-50067, which letter requested the Registrant’s response within 10 business days. Pursuant to our telephone discussion this morning, this letter confirms our agreement that the Registrant has until June 3, 2005 to respond to the SEC Letter.

      Please contact me at 214.953.6634 should you have any questions in connection with the foregoing.

Very truly yours,
/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc: William W. Davis